Filed Pursuant to Rule 424(b)(3)

Registration No. 333-194162

UNITED DEVELOPMENT FUNDING INCOME FUND V

SUPPLEMENT NO. 3 DATED OCTOBER 22, 2014

TO THE PROSPECTUS DATED JULY 25, 2014

This document supplements, and should be read in conjunction with, the prospectus of United Development Funding Income Fund V dated July 25, 2014, as supplemented by Supplement No. 1 dated September 10, 2014 and Supplement No. 2 dated October 15, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus. The purpose of this Supplement No. 3 is to disclose:

•	the satisfaction of our minimum offering amount and New York minimum offering amount and the status of our public offering; and

•	our process for the admission of shareholders and revised subscription instructions for our common shares of beneficial interest.

Satisfaction of Our Minimum Offering and New York Minimum Offering and Status of Our Public Offering

The registration statement for our initial public offering of 50,657,895 common shares of beneficial interest was declared effective by the Securities and Exchange Commission on July 25, 2014. Of these shares, we are offering up to 37,500,000 shares in our primary offering and up to 13,157,895 shares pursuant to our distribution reinvestment plan (DRIP), subject to our ability to reallocate shares between our primary offering and our DRIP. Until subscriptions aggregating at least $2,000,000 were received and accepted by us, all subscription proceeds were placed in escrow, and until subscriptions aggregating at least $2,500,000 were received and accepted by us, all subscription proceeds from residents of New York were placed in escrow. The conditions of our minimum offering amount and our New York minimum offering amount were satisfied on October 22, 2014, and we admitted our initial subscribers and our initial New York subscribers as shareholders (provided, that residents of Washington and Pennsylvania will not be admitted as shareholders until we have received and accepted subscriptions aggregating at least $20,000,000 and $37,500,000, respectively). As of October 22, 2014, we had accepted subscriptions and issued an aggregate of 132,298 common shares of beneficial interest in exchange for gross proceeds of approximately $2.6 million. As of October 22, 2014, approximately 37,367,702 common shares of beneficial interest remained available for sale in the offering for approximately $747.4 million, excluding shares offered pursuant to our DRIP.

We will offer our common shares of beneficial interest pursuant to the offering until July 25, 2016, unless our board of trustees terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by July 25, 2016, we may extend the offering for an additional year or as otherwise permitted by applicable law. In addition, at the discretion of our board of trustees, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our DRIP, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually.

Admission of Shareholders and Subscription Instructions

The third paragraph of the “Prospectus Summary – Terms of the Offering” section beginning on page 7 of the prospectus and all similar discussions appearing throughout the prospectus are superseded in their entirety as follows:

The shares are being offered by Realty Capital Securities, LLC, the exclusive dealer manager for this offering, and select members of FINRA on a reasonable best efforts basis, which means the dealer manager and soliciting dealers will only be required to use their reasonable best efforts to sell the shares and have no firm commitment or obligation to purchase any of the shares. Subscription proceeds from investors residing in Washington and Pennsylvania will be placed in an account held by the escrow agent, LegacyTexas Bank, until such time as we have received and accepted subscriptions aggregating $20 million and $37.5 million, respectively. Shares of our common stock purchased by our directors, officers, advisor entities and other affiliated persons and entities will be included for purposes of determining whether we have received subscriptions in excess of these minimum offering amounts in Washington and Pennsylvania. Funds in escrow will be deposited in an interest-bearing deposit account in accordance with the terms of the escrow agreement. Subscribers may not withdraw funds from the escrow account.

The “Questions and Answers About This Offering – How do I subscribe for shares?” section on page 32 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

Q:	How do I subscribe for shares?

A:	If you choose to purchase shares in this offering, you will need to complete and sign the execution copy of the subscription agreement and pay for the shares at the time you subscribe. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Exhibit B. Checks should be made payable to “United Development Funding Income Fund V,” except that Washington and Pennsylvania investors should make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” until we have received and accepted subscriptions for $20 million and $37.5 million, respectively, at which point checks should be made payable to “United Development Funding Income Fund V.” Certain dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check made payable to the escrow agent or us, as applicable, for the purchase price of your subscription. For a detailed discussion of how to subscribe for shares, see the sections of this prospectus captioned “Plan of Distribution — Subscription Process” and “How to Subscribe.”

The first paragraph of the “Plan of Distribution – Subscription Process” section beginning on page 202 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

If you meet our suitability standards, you may subscribe for shares by completing and signing a subscription agreement (in the form attached to this prospectus as Exhibit B) for a specific number of shares and paying for the shares at the time of your subscription. Checks should be made payable to “United Development Funding Income Fund V,” except that Washington and Pennsylvania investors should make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” until we have received and accepted subscriptions for $20 million and $37.5 million, respectively, at which point you should make your checks payable to “United Development Funding Income Fund V.” LegacyTexas Bank will serve as our escrow agent for Washington and Pennsylvania investors, but it has not approved, endorsed or passed upon the merits of an investment in our shares or reviewed or endorsed any disclosures made by us in this prospectus. To purchase shares in this offering, you must complete and sign a subscription agreement, like the one contained in this prospectus as Exhibit B. You should exercise care to ensure that the applicable subscription agreement is filled out correctly and completely.

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The fourth paragraph of the “Plan of Distribution – Subscription Process” section beginning on page 202 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

Subscriptions will be effective only upon our acceptance, and we reserve the right to reject any subscription in whole or in part. Subject to compliance with Rule 15c2-4 of the Exchange Act, our dealer manager and/or the soliciting dealers participating in this offering will promptly submit a subscriber’s subscription agreement and check on the business day following receipt of the subscriber’s subscription agreement and check. In certain circumstances where the suitability review procedures are more lengthy than customary, a subscriber’s check will be promptly deposited in compliance with Exchange Act Rule 15c2-4. We expect to admit new investors each business day, subject to the special escrow provisions for residents of Washington and Pennsylvania described in the “— Minimum Offering” section below.

The “Plan of Distribution – Minimum Offering” section beginning on page 203 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

Subscription proceeds received from residents of Washington will be placed in a separate interest-bearing account with the escrow agent until subscriptions aggregating at least $20,000,000 have been received and accepted by us. If we have not received and accepted subscriptions aggregating at least $20,000,000 by the end of the offering period, subscriptions of Washington residents will be returned to them within ten business days after the last day of the offering period.

Subscription proceeds received from residents of Pennsylvania will be placed in a separate interest-bearing escrow account with the escrow agent until subscriptions for shares aggregating at least $37,500,000 have been received and accepted by us. If we have not raised a minimum of $37,500,000 in gross offering proceeds by the end of each 120-day escrow period (with the initial 120-day escrow period commencing upon the effectiveness of this offering), we will notify Pennsylvania investors in writing by certified mail within ten calendar days after the end of each 120-day escrow period that they have a right to have their investments returned to them. If a Pennsylvania investor requests the return of his or her subscription funds within ten calendar days after receipt of the notification, we must return those funds to the investor, together with any interest earned on the funds for the time those funds remain in escrow subsequent to the initial 120-day escrow period, within 15 calendar days after receipt of the investor’s request.

Funds in escrow will be invested in short-term investments, which may include obligations of, or obligations guaranteed by, the U.S. government or bank money-market accounts or certificates of deposit of national or state banks that have deposits insured by the Federal Deposit Insurance Corporation (including certificates of deposit of any bank acting as a depository or custodian for any such funds) that can be readily sold, with appropriate safety of principal. Subscribers may not withdraw funds from the escrow account. Any purchase of shares by our co-sponsors, trustees, officers and other affiliates will be included for purposes of determining whether the minimum amount of common shares required to release funds from the Washington and Pennsylvania escrow accounts has been sold.

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The “How to Subscribe” section on page 205 of the prospectus and all similar discussions throughout the prospectus are superseded and replaced in their entirety as follows:

Investors who meet the applicable suitability standards and minimum purchase requirements as described in the section of this prospectus captioned “Suitability Standards” may purchase our common shares of beneficial interest. See “Suitability Standards” for a description of the minimum purchase requirements. After you have read the entire prospectus and the current supplement(s), if any, accompanying this prospectus, if you want to purchase our shares, you must proceed as follows:

(1)	Complete the execution copy of the subscription agreement. A specimen copy of the subscription agreement, including instructions for completing it, is included in this prospectus as Exhibit B.

(2)	Please deliver the completed subscription agreement with a check for the full purchase price of the shares being subscribed for, payable to “United Development Funding Income Fund V,” to United Development Funding Income Fund V, c/o DST Systems, Inc., PO Box 219096, Kansas City, Missouri 64121-9096 (for overnight deliveries, send to United Development Funding Income Fund V, c/o DST Systems, Inc., 430 West 7th Street, Kansas City, Missouri 64105), except that Washington and Pennsylvania investors should make checks payable to “LegacyTexas Bank, Escrow Agent for United Development Funding Income Fund V” and deliver the completed subscription agreement and check to LegacyTexas Bank, 100 Throckmorton, Suite 120, Fort Worth, Texas 76102 until we have received and accepted subscriptions for $20 million and $37.5 million, respectively, at which point your check should be made payable to “United Development Funding Income Fund V” and you should use the delivery instructions provided above. Certain dealers who have “net capital,” as defined in the applicable federal securities regulations, of $250,000 or more may instruct their customers to make their checks payable directly to the dealer. In such case, the dealer will issue a check made payable to the escrow agent or us, as applicable, for the purchase price of your subscription.

(3)	By executing the subscription agreement and paying the full purchase price for the shares subscribed for, you agree to be bound by the terms of the subscription agreement.

An approved trustee must process through us and forward us subscriptions made through IRAs, Keogh plans, 401(k) plans and other tax-deferred plans.

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